Mail Stop 6010
Via Facsimile and U.S. Mail

March 21, 2008

Mr. Andrew J. Heath
Chief Executive Officer
Protherics PLC
The Heath Business & Technical Park
Runcorn, Cheshire, WA7 4QX England

       Re: Protherics PLC
              Form 20-F for fiscal year ended March 31, 2007
              File No. 000-51463

Dear Mr. Heath:

       We have completed our review of your Form 20-F and have no further comments at this time.

              Sincerely,

              Carlton E. Tartar
              Branch Chief